September 6, 2023

Mr. J. Michael Adams
Chairman of the Board
c/o Sharon Callihan, Corporate Secretary
AmeriServ Financial, Inc.
216 Franklin Street
Johnstown, PA 15901

Via email to jmadams@ameriserv.com and blayton@ameriserv.com

Mr. Adams,

Driver Opportunity Partners I LP (“Driver Opportunity”, and together with Driver Management Company LLC, “Driver”) is the record owner of 1,000 shares of the common stock of AmeriServ Financial Inc. (“AmeriServ” or the “Company”). Driver Opportunity currently intends to nominate J. Abbott R. Cooper for election to the Company’s board of directors (the “Board”) at AmeriServ’s 2024 annual meeting of shareholders (the “2024 Annual Meeting”) and may nominate other individuals who are serving (or, during the past five years, have served) as a director of a depositary institution.

As you are aware, Mr. Cooper is a member of the board of directors of The First of Long Island Corporation (“FLIC”). As you are also aware, Article 2, Section 2.14 (the “Interlocks Bylaw”) of AmeriServ’s amended and restated bylaws, effective as of April 2, 2020 (the “Bylaws”), states:

No person shall be eligible for election, re-election, appointment or re-appointment to the Board of Directors if such person is or within the preceding five years has been a director of any other depository institution unless such person is approved by a majority of the Board of Directors.

As a disclaimer, Driver believes that the Interlocks Bylaw is invalid, since a plain reading makes clear that the Interlocks Bylaw establishes a qualification for service on the Board and, at the time of the adoption by the Board of the Interlocks Bylaw, the Bylaws clearly stated that, among other things, the Board “shall not make or alter any Bylaw fixing their qualifications, classification or term of office.”1

More generally, Driver believes that the Interlocks Bylaw is invalid and not in the best interest of shareholders because it improperly allows the Board to veto those candidates who are (i) most qualified to serve on the Board yet (ii) least likely to embrace a status quo responsible for decades of underperformance. Consider the following:

First, individuals who are serving or who have previously served as a director of a depository institution are uniquely qualified to serve on the Board since they have directly relevant experience (i.e., serving on the board of a depository institution).

1 Article IX, Section 9.2 of the Company’s bylaws, adopted on November 20, 1992, as revised, restated and adopted on January 25, 2022, provides “These Bylaws may be altered, amended, added to or repealed by a vote of the majority of the Board of Directors at any regular meeting of the Board, or at any special meeting of the Board called for that purpose, except they shall not make or alter any Bylaw fixing their qualifications, classification or term of office. Such action by the Board of Directors is subject, however, to the general right of the shareholders to change such action.” However, AmeriServ shareholders never approved the amendment to the Bylaws adopting the Interlocks Bylaw.

Soundview Plaza
1266 East Main Street, Suite 700R
Stamford, CT 06902

Second, per Stacey Scrivani of Stevens & Lee, counsel to the Company, the Depository Institution Management Interlocks Act, 12 U.S.C. §§ 3201 et seq., and the related rules, 12 C.F.R. § 212, 238.91-99, promulgated by the Board of Governors of the Federal Reserve System (taken together, the “Interlocks Rules”), do not apply to AmeriServ.2 Rather, Ms. Scrivani, on behalf of AmeriServ, has argued that the Interlocks Bylaw is entirely unrelated to the Interlocks Rules and is, instead, intended—in an extremely general and amorphous way—to prevent any potential conflicts of interest that may arise solely on the basis that a Board member is serving or has served on the board of another depository institution.3 Ms. Scrivani’s contention appears to be that the combination of (i) service on the Board and (ii) currently serving or having served during the previous five years somehow in and of itself and for no other reason creates a presumption of a conflict of interest.

Ms. Scrivani’s convoluted defense of the Interlocks Bylaws is absurd. Even if simultaneous service on the Board and the board of another depository institution might somehow create a conflict of interest in and of itself and for no other reason, that conflict of interest would presumably end once an individual is no longer serving on the board of the other depository institution.

In addition, the notion that a bylaw is required to act as an absolute bar (unless waived by the Board) to service on the Board due to the potential for a conflict of interest arising out of one very specific set of circumstances is nonsensical: it would make just as much sense to have a bylaw that prohibited individuals who owned companies that provide janitorial services or individuals who own hotels from serving on the Board.3 AmeriServ’s concerns regarding conflicts of interest appear extremely selective given that two current directors have (or have had) business relationships with AmeriServ. 4 As noted by Glass, Lewis & Co. (“Glass Lewis”) in its voting recommendation report prepared in connection with the Company’s 2021 annual meeting of shareholders:5

We question the need for the Company to engage in business relationships with its directors. We view such relationships as potentially creating conflicts for directors, as they may be forced to weigh their own interests in relation to shareholder interests when making board decisions. In addition, a company's decision regarding where to turn for the best products and services may be compromised when doing business with the firm of one of the company's directors.

If the concern that motivated the adoption of the Interlocks Bylaw truly related to conflicts of interest, it would be reasonable to assume that the bylaw would be entitled “Conflicts of Interest,” not “Interlocks” and apply to situations much more likely to create an actual conflict of interest, such as transactions with the Company, rather than bar an entire class of objectively qualified people (due to their current or prior service as a director of a depositary institution) from service on the Board.

2 See Transcript (“Transcript”) of Day One Preliminary Injunction Proceedings (the “Hearing”) held on Tuesday, May 9, 2023, United States District Court, Johnstown Pennsylvania, before the Honorable Stephanie L. Haines, U.S. District Court Judge, Driver Opportunity Partners I LP v. Adams, et al., CA No. 3:23-56 at 158:22-23 (Ms. Scrivani noting that “AmeriServ is not subject to [the Interlocks Rule] because of its size”).

3 See Transcript at 161:6-12 (Ms. Scrivani characterizing the Interlocks Bylaw as addressing “a director who is serving two masters” and a “concern about where a director directs significant relationships that could benefit both”).

4 Current director Kim Kunkle is the majority owner of Laurel Holdings, Inc. (“Laurel Holdings”). Among other things, Laurel Holdings operates a company that provides janitorial services to the Company. In 2022, the Company paid Laurel Holdings the sum of approximately $220,000 for these services. In connection with the Company’s 2022 annual meeting of shareholders, leading proxy advisory firm Glass Lewis recommended voting “withhold” with respect to Mr. Kunkle based on concerns arising from his related party transactions with the Company. Similarly, current director Mark Pasquerilla was (at least as of March 22, 2022, the date of the Company’s 2022 proxy statement) the owner of the Holiday Inn Downtown, in Johnstown, Pennsylvania (the “Holiday Inn”). AmeriServ periodically holds off-site meetings at the Holiday Inn, including, in some years, its annual meeting of shareholders. In addition, the Holiday Inn provides catering services to AmeriServ from time to time. In connection with the Company’s 2021 annual meeting of shareholders, leading proxy advisory firm Glass Lewis recommended voting “withhold” with respect to Mr. Pasquerilla based on concerns arising from his related party transactions with the Company.

5 Permission to quote Glass Lewis was neither sought nor obtained

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Notably, on March 13, 2023, AmeriServ publicly announced that the Interlocks Bylaw rendered Mr. Cooper ineligible for election to the Board because he was “set to become a director” of FLIC.6 Notwithstanding that the Board was so eager to avoid facing a proxy contest that they declared that the Interlocks Bylaw rendered Mr. Cooper ineligible for election to the Board even before he became a director of another depositary institution, AmeriServ has not alleged that FLIC, whose closest branch is more than two hundred miles from the nearest AmeriServ branch, competes with AmeriServ in any way.7 Indeed, during the Hearing, Mr. Cooper testified that he believed that serving on the boards of both AmeriServ and FLIC did not create “a legitimate concern” since the two did not compete with each other and specifically told Ms. Scrivani, “if you are going to tell me that [AmeriServ and FLIC] compete, I’d be interested to hear that information.”8 AmeriServ has yet to offer any specific evidence that would demonstrate either that AmeriServ and FLIC compete in any way or how simultaneous service on the boards of both AmeriServ and FLIC could possibly create a conflict of interest.

As an aside, AmeriServ has not offered any explanation as to why the potential for conflicts of interest caused by service on the board of another depositary institution should result in an absolute bar to service on the Board, while the existence of actual facts and circumstances likely to create a conflict of interest can be addressed through appropriate disclosure.

If the Interlocks Bylaw prevents people with the most relevant experience from serving on the Board, yet (i) has nothing to do with the Interlocks Rules and, accepting Ms. Scrivani’s strained rationalization, (ii) is an entirely haphazard, arbitrary, and ineffective deterrent to conflicts of interest, what could possibly be the purpose of the Interlocks Bylaw?

Cynically, the answer to that question may be found in AmeriServ’s financial performance. The below chart compares return on assets (“ROA”) for AmeriServ and the S&P Small Cap Banks Index (the “Small Cap Banks Index”):9

As illustrated above, AmeriServ only rarely produces 50% of the ROA of the Small Cap Banks Index. Indeed, for the quarterly periods beginning 3Q22 through 2Q23, AmeriServ’s ROA, on average, was merely 27% of the Small Cap Banks Index. Given how dramatically (and how consistently) AmeriServ has underperformed the Small Cap Banks Index, one might conclude that the Board did not want directors with experience serving on the boards of other depositary institutions for the following reason: those directors might call for dramatic change that would upset the status quo and conflict with the Board’s personal interests.

6 https://www.sec.gov/Archives/edgar/data/707605/000155837023003930/tmb-20230315xex99d2.htm.

7 A map showing the branch locations for both AmeriServ and FLIC is attached as Exhibit A.

8 Transcript at 161:6-13, 162:4-9.

9 Source: S&P Capital IQ

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That said, and without conceding in any way that the Interlocks Bylaw is valid, please provide answers—by public disclosure—to the following questions:

•	What is the specific procedure for seeking the Board approval contemplated by the Interlocks Bylaw?
•	What specific and objective criteria (relative to the stated goal of preventing conflicts of interest) are used by the Board when considering whether to grant the approval contemplated by the Interlocks Bylaw?
•	What specific information is reasonably required (relative to the stated goal of preventing conflicts of interest) by the Board when considering whether to grant the approval contemplated by the Interlocks Bylaw?
•	Where are the above categories of information documented and made available for AmeriServ shareholders to access?

According to AmeriServ’s proxy statement for its 2023 annual meeting of shareholders, the “nomination window” for the 2024 Annual Meeting opens on January 27, 2024. As noted above, Driver intends to nominate Mr. Cooper for election to director at the 2024 Annual Meeting and may nominate other individuals who are serving (or, during the past five years, have served) as a director of a depositary institution. To ensure the Board has sufficient time to consider whether to approve Mr. Cooper (and any other relevant individuals Driver might nominate), please provide the information requested above no later than September 29, 2023.

To the extent the Board is unable or unwilling to provide the requested information, it would be hard to arrive at any conclusion other than that the Interlocks Bylaw is simply a tool to be used by an entrenched board to ensure that AmeriServ shareholders are unable to vote for individuals who might disrupt a status quo that has only served the Board and AmeriServ’s management team.

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Driver notes that Article 2, Section 2.16 (the “Background Check Bylaw”) of the Bylaws states:

No person shall be eligible for election, re-election, appointment or re-appointment to the Board of Directors unless such person has undergone a background check in accordance with the background check policy of the Board of Directors and the background check has not revealed any information that in the opinion of the Board of Directors and corporate counsel should preclude said person from serving as a director, in the best interests of the Corporation.

In addition to the information requested above please provide answers—by public disclosure—to the following questions:

•	What is the background check policy of the Board?
•	What are the types of information that, in the opinion of the Board, preclude a person from serving as a director?
•	Where are the above categories of information documented and made available for AmeriServ shareholders to access?

As with the information requested with respect to the Interlocks Bylaw, please provide answers to the above questions by September 29, 2023. Driver reserves the right to make further inquiries and demand additional information regarding the Background Check Bylaw. Driver believes the Background Check Bylaw is another egregious example of the Board’s insistence on substituting its judgment for that of AmeriServ’s shareholders regarding who should serve on the Board. Driver also believes that the Background Check Bylaw is void for vagueness since it lacks any criteria regarding what type of information might preclude an individual from serving on the Board or standard for the basis of such a determination.

* * *

AmeriServ’s long-term track record of underperformance speaks for itself as does the urgent need to hold the Board accountable for that underperformance. The current Board has demonstrated beyond question that its priority is entrenchment, not shareholder value, which is why Driver will again seek change to the composition of the Board at the 2024 Annual Meeting. Based on communications from other AmeriServ shareholders, however, it would come as no surprise if other AmeriServ shareholders also sought to nominate candidates for election to director at the 2024 Annual Meeting and will benefit from the public disclosure of the information requested in this letter.

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15 Pa. C.S. § 1725(a) provides that directors of a Pennsylvania corporation are elected by its shareholders. Both the Interlocks Bylaw and the Background Check Bylaw violate that fundamental principle of corporate democracy by providing the Board with an unfettered ability to veto qualified candidates for election to director. Driver reserves the right to conclusively demonstrate that both the Interlocks Bylaw and the Background Check Bylaw by seeking a declaratory judgment to that effect unless those bylawsare earlier stricken from the Bylaws bythe Board.

Driver Opportunity Partners I LP

By Driver Management Company LLC, its general partner

/s/ J. Abbott R. Cooper, Managing Member

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Exhibit A

Branch Locations for AmeriServ and FLIC

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